EXHIBIT 4.2
FIRST SUPPLEMENTAL INDENTURE
          THIS FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of October 25, 2005, is made by and among Argo-Tech Corporation, a Delaware corporation (the “Company”), Argo-Tech Corporation (Aftermarket), a Delaware corporation (“Aftermarket”), Argo-Tech Corporation (HBP), a Delaware corporation (“HBP”), Argo-Tech Corporation (OEM), a Delaware corporation (“OEM”), Argo-Tech Corporation Costa Mesa, a California corporation (“Costa Mesa”) and Durodyne, Inc., an Arizona corporation (“Durodyne,” and together with Aftermarket, HBP, OEM and Costa Mesa, the “Subsidiary Guarantors”), and BNY Midwest Trust Company, an Illinois trust company organized under the laws of the State of Illinois (the “Trustee”), as Trustee.
RECITALS:
     A. The Company, the Subsidiary Guarantors, and the Trustee are parties to an Indenture dated as of June 23, 2004 (the “Indenture”).
     B. Pursuant to the Indenture, the Company issued and the Trustee authenticated and delivered an aggregate principal amount of $250,000,000 of the Company’s 9 1/4% Senior Notes due 2011.
     C. Section 9.2 of the Indenture provides, among other things, that with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding (the “Requisite Consents”), the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture or the Securities, subject to certain exceptions specified in Section 9.2 of the Indenture.
     D. On October 6, 2005, the Company mailed a Consent Solicitation Statement (as amended, modified, or supplemented, the “Solicitation Statement”) to each Holder.
     E. The Company has obtained the Requisite Consents to amend the Indenture in certain respects (the “Proposed Amendments”).
     F. This Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Subsidiary Guarantors.
     G. The Company has delivered, or caused to be delivered, to the Trustee an Officers’ Certificate and an Opinion of Counsel meeting the requirements of Section 9.6 of the Indenture.
     NOW THEREFORE, each party agrees for the benefit of the other parties and for the equal and ratable benefit of all Securityholders, as follows:

AGREEMENT:
     Section 1. Definitions. Capitalized terms used in this Supplemental Indenture and not otherwise defined herein have the meanings given to them in the Indenture.
     Section 2. Amendments.
     2.1 Amendment of Certain Sections of the Indenture. Subject to Section 3.1 hereof, the Indenture is hereby amended in the following respects:
(a)	Section 3.3 of the Indenture is hereby amended to read in its entirety as follows:
     SECTION 3.3. Limitation on Restricted Payments. The Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:
(1)	declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:
(a)	dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)	dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);
(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:
(a)	a Default shall have occurred and be continuing (or would result therefrom); or

(b)	the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under Section 3.2 after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding the Restricted Payments permitted by clauses (1), (2), (3), (4), (7), (8), (9)(a), (9)(c), (9)(d), (9)(e), 9(g) and (11) of the following paragraph only) would exceed the sum of:
(i)	50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the date of this Indenture to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii)	the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:
(A)	repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.
     The provisions of the preceding paragraph shall not prohibit:
(1)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to Section 3.2 and that in each case constitutes Refinancing Indebtedness;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 3.2 and that in each case constitutes Refinancing Indebtedness;

(4)	so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under Section 3.5 below;

(5)	dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(6)	so long as no Default or Event of Default has occurred and is continuing,
(a)	the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary or any parent of the Company held by any existing or former directors, employees or officers of the Company or Holdings or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate employees; provided that such redemptions or repurchases pursuant to this clause shall not exceed $3.5 million in the aggregate during any calendar year (with amounts not being used in any calendar year being carried forward to subsequent calendar years; provided that the aggregate amount in any calendar year may not exceed $10.0 million);

(b)	the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock of the Company, any Restricted Subsidiary or Holdings held by any existing or former directors, employees or officers of the Company or Holdings or any Subsidiary of the Company or their assigns, estates or heirs, made by exchange for Subordinated Obligations of the Company in connection with the repurchase provisions of the Company’s Employee Stock Ownership Plan and Trust Agreement, as amended, as in effect on the Issue Date and only to the extent of amounts mandatorily required to be purchased, redeemed, acquired, cancelled or retired by such Employee Stock Ownership Plan and Trust Agreement, as amended, as in effect on the Issue Date; and

(c)	loans or advances to employees or directors of the Company or Holdings or any Subsidiary of the Company the proceeds of which are used to purchase Capital Stock of the Company or Holdings, in an aggregate principal amount not in excess of $1.0 million at any one time outstanding; provided, however, that the Company and its Subsidiaries shall comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith relating to such loans and advances;
(7)	so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of this Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(8)	repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(9)	cash dividends or loans to Holdings in amounts equal to:
(a)	the amounts required for Holdings to pay any Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries;

(b)	to the extent of amounts actually received by the Company from its Unrestricted Subsidiaries, the amounts required for Holdings to pay any Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of such Unrestricted Subsidiaries;

(c)	the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence;

(d)	an amount not to exceed $0.5 million in any fiscal year to permit Holdings to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company;

(e)	an amount not to exceed $57.6 million to enable Holdings to redeem all of the outstanding shares of Holdings’ Series A Cumulative Exchangeable Redeemable Preferred Stock on the Issue Date;

(f)	the amounts required to enable Holdings to effect any transaction permitted under clause (6) of this paragraph, to the extent permitted by such clause, in lieu of the Company or any Restricted Subsidiary; and

(g)	an amount not to exceed $5.0 million in connection with the consummation of the Agreement and Plan of Merger, dated September 13,

2005, by and among Holdings, V.G.A.T. Investors, LLC, Vaughn Merger Sub, Inc., the Company and GreatBanc Trust Company, as Trustee of the Argo-Tech Corporation Employee Stock Ownership Plan and Trust.
(10)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 3.10 or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 3.5; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Securities and has completed the repurchase or redemption of all Securities validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; and

(11)	Restricted Payments in an amount not to exceed $5.0 million.
     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $20.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 3.3 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.
(b)	Section 3.11 of the Indenture is hereby amended to read in its entirety as follows:
          SECTION 3.11. SEC Reports. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company shall file with the SEC, and make available to the Trustee and the registered Holders of the Securities, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company shall nevertheless make available such Exchange Act information to the Trustee and the Holders of the Securities as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

     In addition, if at any time Holdings (1) Guarantees the obligations and liabilities of the Company hereunder (there being no obligation of Holdings to do so), (2) holds no material assets other than cash, Cash Equivalents, the Capital Stock of Argo Tracker Corporation, a wholly owned subsidiary of Holdings, and the Capital Stock of the Company or of any direct or indirect parent entity of the Company that only engages in similar activities (and performs the related incidental activities associated with such ownership) and (3) complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, documents and information required to be furnished to the Trustee and the registered Holders of the Securities pursuant to this covenant may, at the option of the Company, be furnished by and be those of Holdings rather than the Company.
     If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.
     2.2 Amendment of Certain Provisions of the Securities. Subject to Section 3.1 hereof, the Securities are hereby amended or are deemed to have been amended in the following respects: The provisions in the Securities corresponding to the provisions in the Indenture that are amended by virtue of Section 2.1 hereof are correspondingly amended in the Securities to the same extent as the Indenture is amended by Section 2.1 hereof.
     Section 3. Miscellaneous.
     3.1 Effect of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company, the Subsidiary Guarantors, and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Securityholder holding Securities that have been heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby; provided, however, that Sections 2.1 and 2.2 hereof will not become operative unless and until the Sale, as such term is defined in the Solicitation Statement that was provided to Securityholders in connection with the Company’s solicitation of consents (the “Solicitation”) of such Securityholders to the Proposed Amendments, is consummated and the other conditions to the Solicitation are satisfied or waived.
     3.2 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions of the Indenture shall remain in full force and effect.
     3.3 Indenture and Supplemental Indenture Construed Together. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.
     3.4 Confirmation and Preservation of the Indenture. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

     3.5 Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies, or conflicts with any provision of the Trust Indenture Act of 1939, as amended (the “Act”), that is required under such Act to be part of and govern any provision of this Supplemental Indenture, the provision of such Act shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the Act that may be so modified or excluded, the provisions of the Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.
     3.6 Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or adequacy of this Supplemental Indenture.
     3.7 Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided, including specifically the Trustee’s rights to indemnification contained in Section 7.7 of the Indenture.
     3.8 Separability Clause. In case any provision of this Supplemental Indenture shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     3.9 Effect of Headings. The Section and Subsection headings herein are for convenience only and shall not affect the construction hereof.
     3.10 Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture, the Indenture, or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Securityholders, any benefit of any legal or equitable right, remedy, or claim under the Indenture, this Supplemental Indenture, or the Securities.
     3.11 Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and permitted assigns, whether so expressed or not.
     3.12 Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.
     3.13 Counterparts. This Supplemental Indenture may be executed in counterparts (including by means of facsimile signature pages), each of which shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Remainder of Page Blank – Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date and the year first written above.

ARGO-TECH CORPORATION
ARGO-TECH CORPORATION (HBP)
ARGO-TECH CORPORATION (OEM)
ARGO-TECH CORPORATION
(AFTERMARKET)
ARGO-TECH CORPORATION COSTA MESA
DURODYNE, INC.

By:	/s/ Paul R. Keen
Name: Paul R. Keen
Title: Vice President

BNY MIDWEST TRUST COMPANY

By:	/s/ J. Bartolini

	Name:	J. Bartolini
	Title:	Vice President